Filed by Siebel Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Siebel Systems, Inc.
Commission File No. of Subject Company: 000-20725
Registration Number 333-129139
[A replay of Siebel Systems, Inc.’s Q4 2005 preliminary earnings call has been posted on the Company’s website. Below is the Q&A portion of that call]
QUESTION AND ANSWER

Operator
(OPERATOR INSTRUCTIONS) Charlie Di Bona, Sanford Bernstein.

Charlie Di Bona — Sanford Bernstein — Analyst
George, maintenance seems to have maybe lagged a little bit what you might have expected given the extremely strong license and services numbers this quarter. Can you comment on that in generally and then particularly where there any sort of quirks of timing or pricing this quarter, and especially with all those large deals that might have contributed to this dynamic?

George Shaheen — Siebel Systems, Inc. — CEO
Let me comment on the last part of your question first, and then ask Ken to comment on maintenance. To be quite frank on the maintenance side we were very pleased with the continued interest and strength in our maintenance numbers. But I will let Ken comment on that. With regards to the impact on this quarter on some of the larger deals, you know in previous quarters we have commented to you all that, especially in Q2, that and a little bit in Q3, that there were some big deals we just weren’t able to get closed which I guess is a cliché one could always use to bring forth. But that was true, and we stayed after these deals. We worked very hard. We did not give up on our pricing strategy on them and we got them on the ground and closed in fourth quarter. And certainly that helped the business.
But what was encouraging to me and the rest of the team is these weren’t big deals that we fabricated at the last minute and gave extraordinarily aggressive terms to get them done. These were deals we have been working on probably for ten months or more. And kept after them and got them closed. And that certainly did help the quarter. But I have to tell you it was almost a year-long effort because these deals are large, complex and of course impactful. Ken, would you comment on the maintenance numbers, please?

Ken Goldman — Siebel Systems, Inc. — SVP & CFO
Yes, Charlie, I think the reality is maintenance was up nicely from all of our prior history. We only did 125 in Q3 and 123 in Q2. And maintenance does lag, I mean clearly maintenance lag’s license revenue growth. Much of the revenue we saw in Q4 from license point of view really occurred later in the quarter, like in December. And so you don’t get the benefit of maintenance in the current quarter but clearly the company going forward will get the maintenance as we go forward. I think you saw that in deferred revenue where we had a very high pickup in deferred revenue as I already discussed. And that bodes well for maintenance revenues going forward. And we have continued over the year to, frankly, increase maintenance rates so they have continued to increase in terms of as a percent of license. So I think this is the first quarter we’ve actually seen some reasonable amount of increase on maintenance revenue compared to the prior quarters. We been actually pretty flattish for quite some time and I do think going forward maintenance revenues will certainly benefit from the strong license revenues seen by deferred revenue.
The other interesting thing is maintenance and service revenues quarter will be about 54% of our total, which as I go back is probably the lowest it has been in two or three years. And so I like the fact that we had a much better diversity of revenue this quarter in terms of the ratio of license to the rest of the revenues went up nicely this quarter compared to some prior quarters where service revenues were either in that very high 60s or even 70% or so of our total revenues. But that is really the base of it. You will see, Oracle will see if you will see the improved maintenance revenues from the license as we close this quarter.

Charlie Di Bona — Sanford Bernstein — Analyst
Just a quick follow-up especially on what George was talking about, you had this long effort to close these large deals here. And when you look to your pipeline going forward, do you see sort of near-term ability to replenish those big deals that took so long to close this year?

George Shaheen — Siebel Systems, Inc. — CEO
When we went into this quarter knowing full well that this merger was pending and would be working its way through, we made a commitment to ourselves, and we were not going to write bad business for the sake of writing it. And I am pleased to say that our close rate returned to our more traditional normal levels. We, our discounts, our terms were held in line with previous experience. So we purposely paid a lot of attention to the quality of the business we wrote. So consequently we did not, if you will, devastate the pipeline. Now that is always in the eyes of the beholder, but I have to tell you that if this were an independent company rolling into Q1 and looking at what I looked at historically, our pipeline appears to be probably stronger than it was moving into Q1 of ‘04. I would even go back into Q3 and Q2 because those were different times, but we’ve paid particular attention to that.
Now you don’t take the large deals out of the pipeline and get them closed and not have some impact on it. But there is other good business in that pipeline and other large deals that can be addressed. And so I am very bullish going forward that there is still good business out there to be written. Then it becomes a question of how long will it take you to work those opportunities and get them closed, and each deal has its own story in that regard.

Charlie Di Bona — Sanford Bernstein — Analyst
Thank you.

Operator
Adam Holt, JPMorgan.

Adam Holt — JPMorgan — Analyst
Good morning, and congratulations. I have a follow-up question on the pipeline with respect to the first half of next year. Over the last several years you’ve seen some volatility in what we would call I guess seasonality in your business. Number one, either would you expect to see if you were a stand-alone Siebel company, a seasonal trend more like last year or more like the year before? And number two, to the extent that you did see close rates return to traditional levels, discount rates consistent with what you would expect to see, do you think that was driven by year end spending of customers or better, sustainable operational changes that you made at Siebel?

George Shaheen — Siebel Systems, Inc. — CEO
To address the last part of your question first, I would say all of the above. When you put through a business enterprise through a business cycle where you have as much uncertainty as we had in this one and people looking at how it affects them personally as a customer, you have a number of dynamics in place. So I would tell you that this quarter the impact of that had some negatives. It had some positives, and it had some neutrals. I do believe that Siebel now being associated I think predictably as part of the Oracle franchise, if you will, going forward removed a certain amount of uncertainty about the future of Siebel.
At the same token we worked very hard to revamp our sales force, to get our costs in line with our business model, to get creative and do more leading-edge product in the marketplace. We were successful at that. And so I think you had a number of dynamics involved to be quite frank that I think worked together very positive. But I think that speaks well for the future. And of course the devil is always in the detail, but how that future will be executed based upon the strategic platform that is handed over, if you will, to new management. So I am encouraged by that. And think that that is going to be good for the CRM marketplace and for the Siebel technology under the Oracle banner.
So I think to pick one out — one thing out would be misleading. I think it was a combination of things. The things that we could control here, which was the management of the sales process, the servicing of customers, the dogging of the deals, getting them closed, getting them reviewed for revenue recognition, authenticity, all of that, we control that and we worked very hard to bring this quarter in. The motivations of customers fall into a variety of customers’ criteria. Fourth quarter we know people spend their budgets. In the fourth quarter we know they are always looking for software deals that would advantage them in the upcoming year. That is a traditional part of the seasonality of this business.
I think one of the things I learned since coming in here is this business has become more and more seasonal, almost quarter by quarter by quarter than it was in its infancy, if you will. And I would expect going forward that this entity combined with Oracle going out to the space will reflect some of that predictable seasonality.

Adam Holt — JPMorgan — Analyst
And just one other question for you in terms of the upcoming shareholder vote. Obviously your performance has been substantially better over the last couple of quarters than it was before the transaction was negotiated. Can you share with us any conversations or insights that you’ve garnered from your shareholder base with respect to the upcoming vote?

George Shaheen — Siebel Systems, Inc. — CEO
Anything I would comment on would be more in the category of anecdotal because we have not gone out in a formal way, at least to my knowledge, to solicit or influence the vote in any way. We basically answer questions and follow what people say in the press. We continue to find an extreme amount of support by our shareholders for the transactions. They think it is appropriate, think it is timely and feel that the combination of this company and its technology with Oracle is a really a keen opportunity for Oracle going forward in the application software space and in the CRM space in particular. So I would say continued support, and I am aware — I am not aware of any major concerns or glitches from that point of view.

Adam Holt — JPMorgan — Analyst
Thank you.

Operator
Rick Sherlund, Goldman Sachs.

Rick Sherlund — Goldman Sachs — Analyst
I think Charlie and Adam kind of got to the pipeline issue. For those of us that will continue to follow Siebel as part of Oracle, I guess we’re interested in that pipeline issue, and also maybe what to expect as part of the transition. So if there are any insights maybe we can gain that you’ve seen in the quarter, maybe with respect to customers and sort of how they are viewing the combination with Oracle and then OnDemand space. And any insights you can share with us into how customers are thinking about that business.

George Shaheen — Siebel Systems, Inc. — CEO
I don’t think there is any question that our customers are looking at the combination with Oracle in two ways. The vast majority are looking at it very positively with a lot of uncertainty now removed. There is a much smaller population of customers that I believe would take the position we hear you, that’s good. Time will tell, and we’ll see. They are not even skeptical, they just want to get comfortable. And but that is a much smaller group. I think a group that would be negative to this really has not surfaced except maybe in a deal or a specific situation where maybe there is something historically in the background that still makes some noise. The vast majority of people think this is business and puts the Siebel platform technology into the hands of an enterprise that is going to have longevity, has an interest in it and will take it to market aggressively.

And I think they view that to be in their collective best interest. So by far I think this has been received as the uncertainty over Siebel’s future having been removed, and now in the hands of one of the major surviving players will be good news for them.

Rick Sherlund — Goldman Sachs — Analyst
And analytics had not been growing so well and it looks like it really has started taking off now. Is there anything specific you can share with us about that business?

George Shaheen — Siebel Systems, Inc. — CEO
I don’t think so. I think the analytics of the business intelligence business analytics market is forming around us as we speak. There is not a major player. There is not a dominant — there is not a dominant player, and I think I always felt that that was an opportunity for Siebel, and Siebel’s future to be an independent company. I believe that. I think Oracle, I should not speak for Oracle. But what little I do know is I think they are very high on the potential of the business analytics marketplace in their future. So I think I choose to believe that when we look back at this over some period of time, I think we will see one of the major uplifts from this transaction will be a faster takeoff for any of the analytics business under the Oracle banner. I think they have in my opinion — that will be a very huge opportunity for them to sort out and put in motion. But I can’t speak totally to their strategic plans in that regard.

Rick Sherlund — Goldman Sachs — Analyst
I think they are very interested in that business. And lastly, on Europe you mentioned there was tough compares. Anything else you can share with us on the tone of business by geography over there? We’ve seen a few companies cite weakness in the UK over the last couple of quarters. Any insights there?

George Shaheen — Siebel Systems, Inc. — CEO
We had a very strong — we had a good, solid Q3 in Europe. We had an outstanding Q4. We closed not only good business, but some large business with notable customers, both existing and new. Very, very strong performance in Europe. And so I was just amazed to watch the level of production out of Europe this quarter. I knew it would be good. It was better than I think I and we were expecting. I think it is early for me to draw any longer-term conclusions on that just because I am not that close to it.
We had a leadership change over there. We ran the business differently with notable results. So it is really hard for me to at this point, sort out total cause and effect. But there is no question we had a wonderful quarter in Europe. And I can tell you in a global company when all regions hit on all eight cylinders at the same time, good things happen in the aggregate, and Europe helped us a lot this quarter. Not to take anything away from the Americas and Asia-Pac, but Europe came through very strong.

Operator
Brendan Barnacle, Pacific Crest Securities.

Brendan Barnicle — Pacific Crest Securities — Analyst
Following up on the questions on the pipeline, were there incentives, or what sort of incentives do you have in placed to assure that people continue to build pipeline going into ‘06?

George Shaheen — Siebel Systems, Inc. — CEO
Well, you know, the building of pipeline comes from — in the application software business what I have learned in the past and what has been reiterated and instilled in me in my tour of duty here as CEO of Siebel is one sales success is a combination of two things. Sales execution and what is the size and the quality of the pipeline. I think the size and the quality of the pipeline at Siebel has improved in the nine months I’ve been here from when I came in day one, to what I think we were able to work through in Q3 and Q4. As we enter Q1 we have not completed our full analysis on our Q1 pipeline. But its size and quality is better than I think one would say it would have been a year ago at this time. How much better, time will tell as we evaluate it.
I don’t think there is any question that going through the last half of 2005 since the announcement of the merger that the normal marketing and market penetration activities that go on helped open up leads and begin the building process of pipeline, probably one would have to assume has suffered a little bit in deference to oh, we’re going to get acquired, we’ve got to deal with that. So although I don’t think anything is terribly broke, I have to believe we’ve lost a little bit of momentum there in the last half of 2005. I don’t think it is a dire situation. I think that will be rekindled very quickly especially on the back of the Oracle marketing machine and there are still a plethora of good business opportunities that are out there that I am sure we will get surfaced. So what was encouraging to me is we returned our close rate to more normal levels, which tells me we took a rather large Q4 pipeline and did not decimate it. Then it becomes a question what was left, how good is that business, how long will it take to close and then the jury is out on that.

Brendan Barnicle — Pacific Crest Securities — Analyst
And then in terms of the (indiscernible) in Q1 you guys reevaluate sales quotas, do some sort of reorganization. So should we assume that all that is sort of on hold until the completion of the merger, or will you still start trying to put some of those plans in place?

George Shaheen — Siebel Systems, Inc. — CEO
We will be finalizing our plans for the month of January, and then that football gets lateraled to another quarterback. So yes, we are doing that in a very practical way with Oracle without positioning them in such a way that it is not compatible with their sales philosophies. But we do have the month of January that we have to address.

Brendan Barnicle — Pacific Crest Securities — Analyst
And then just lastly was there a new customer’s number? I know you mentioned 514 transactions. And you said new end existing — do you have a new customers number?

Ken Goldman — Siebel Systems, Inc. — SVP & CFO
I don’t have a new customers — all I did was we had 513, and I said 33% of the business went to new customers. But we don’t have a new customer list that we can disclose.

Brendan Barnicle — Pacific Crest Securities — Analyst
Great. Thank you very much.

George Shaheen — Siebel Systems, Inc. — CEO
I do want to add one point. We did not have any special incentives for this quarter. So I think that was a question earlier just now, and I just want to reiterate we do not have any special incentives for the quarter.

Operator
Chris Kwak with SIG.

Chris Kwak — Susquehanna Financial Group — Analyst
Two questions. One, Ken, do you have the ASP excluding the $50,000 deals?

Ken Goldman — Siebel Systems, Inc. — SVP & CFO
No, I don’t have that as yet. We’re still putting that together, so a good question but I don’t have that as yet.

Chris Kwak — Susquehanna Financial Group — Analyst
And George, you have executed on a couple of really solid quarters. The pipeline, as you say, better. You are closing large deals and the number of deals has been going up. Geographically your performance has been strong and you are very cash generative this quarter. And you have right sized the companies. Recognizing that Oracle has had probably some positive impact on your business, it seems like the Oracle offer looks kind of low. One could argue that your shareholders are being sold short here. What are the options of staying independent? Is that an option. Wouldn’t your shareholders be best served by getting a better price on this deal?

Ken Goldman — Siebel Systems, Inc. — SVP & CFO
Before George answers, I did find a number, it was 638,000 excluding 50 K deals. So the average transaction size was 638,000 exclusive of 50 K deals.

Chris Kwak — Susquehanna Financial Group — Analyst
Okay.

George Shaheen — Siebel Systems, Inc. — CEO
Back to your initial comments and then resulting question, myself, our Board looked at this transaction very carefully against the backdrop of the market, where it was going, what customers were looking for. And I think — I believe that this is a good offer, a fair offer for the assets, to acquire the assets of Siebel and for the benefit of our shareholders. I have no qualms about that. This combination will take what I think is a very strong technology platform with very good people who understand it, who built it, who believe in it and put it together with a company that can take it further, do more with it than this company probably could do and sustain as an independent company over time. Now am I proud of the impact that we’ve had in the last half of 2005 with some of the things we set out? Absolutely. But I think it is way too early to tell and to sit (indiscernible) say this fixed everything and now everything is hunky dory. I think we got the uplift to some of those decisions while at the same time getting some uplift on what customers viewed the power of the combination was. But the net effect was this is a good deal. I think it was fairly priced. And I think it is in the best interest of the Siebel shareholders to vote in favor of this deal. And I think the combination in the near term will be viewed very powerfully, very positively under the Oracle banner. I have no qualms about that.
And I don’t want to take anything away from how hard we worked in stepping up to the commitments we made to all of you and to our investors. I am very proud of that. But I think for this asset to reach its real potential it needed to be positioned in the marketplace in a different space, because that is what the buyer values were telling us. And I think not to have done that would have put a risk profile on the future of the company that it need not have tested to find out. So I sleep at night very comfortably on behalf of the shareholders that the price, the consummation of the deal and how we are working through its transition into Oracle is in their best interest. No question.

Chris Kwak — Susquehanna Financial Group — Analyst
George, just a follow-up, would you agree that Siebel is in a better position today than it was in September when Oracle made the offer?

George Shaheen — Siebel Systems, Inc. — CEO
I think that has an awful lot of components to it. From a selfish point of view I could say heck yes. Leadership came in here and made a difference, and I think we did. But I don’t think that takes away from the overall macro risk profile that without there — if this company were to have continued as an independent company, I think we would be facing some hurdles that would be much harder to get over. And could have an impact on the continued growth and viability of the company and opportunity and do provide an opportunity for competitors especially large integrated product competitors to come in and chip away at us. So I would hope every week, every day we show in here under the guise of general stewardship that we believe the company at the end of some period of time better than we got it. That is what we business people work very hard to do. So I’m going to tell you I would hope your analysis is right, because that’s what we set out to do everyday as a management team. Let’s leave it better than when we got it. Let’s leave it this week better than when we started the week. And we talked about that.
But I think what you have to say is what is the risk component to this enterprise, who can do the most with it? Where will the most shareholder value be achieved in the short to intermediate to long-term, and I think you have to look at that and say, its going to be done better under the banner of a company with the scope and reach and size of Oracle than this company could operate, could achieve operating as an independent company. And I don’t want to take anything away from what this management team did and what these people worked hard to achieve. But I think you have to look at the risk profile and say we’re on much safer ground with the combination than without it. And I believe that the share price that was offered and will be received for the company is fair giving its business, giving its assets and cash position and everything together, I think it was a fair and appropriate offer.

Chris Kwak — Susquehanna Financial Group — Analyst
Thank you, gentlemen.

Operator
Heather Bellini with UBS.

Heather Bellini — UBS — Analyst
I was wondering, George or Ken, if you could comment on a couple of topics. The one would be first one would be attrition. If you could comment on the levels of attrition that you are seeing and if they have accelerated from Q3 to Q4 especially with salesforce.com making those offers, the bounties for the employees. And then the second thing would be in terms of maintenance rates, could you give us an update I guess a closing update — what exactly is the maintenance rates that you are charging new customers right now as a percentage of license sales, and whether that is list or net. Thanks a lot.

George Shaheen — Siebel Systems, Inc. — CEO
Let me take attrition and then I will have Ken comment on maintenance rate, if you will. This changing of the guard if you will and all does allow people to look at opportunities to leave the company and accept new positions. And of course we have been dealing with that phenomenon for some time in this company. It has almost become a way of life to keep track of the stability of the workforce. And we do that. Yes, we do have attrition. To be quite frank out here in Silicon Valley especially, I would just tell you that people, the caliber of ours continue to be in great demand. And people know that this has a level of uncertainty here. They know there is talent here. And it is just not salesforce.com or the other predictable names. There are a number of people in here looking for talent.
If I am surprised by anything it is not the success of the players you may think who would be in here with big checkbooks. I am amazed at how many of these people leave and go back to companies that are startup oriented, to go back and have another run. That is the one where we lose a lot of people to, and it sort of surprises me given everything you read about Silicon Valley and the likelihood of success of startups and the like. So we watch attrition. In fact I think attrition has slowed down a little bit of late because things have become more certain. But as a workforce of between 4500 and 5000 people, you’re going to have a certain amount of attrition. And we continue to do so but it is not problematic and in some cases we continue to replace people with skills that we need. So we also hire people to come in and fill positions as we speak. Ken would you like to comment on maintenance rates?

Ken Goldman — Siebel Systems, Inc. — SVP & CFO
Yes, before I do that, I was hoping to have on our last call, at least one quasi positive comment by you, but in any case, the maintenance rates I think I already talked we have been increasing them. And I don’t have the overall all-in rate of business because there is a lot of factors that go into it, including pre-negotiating maintenance rates with customers that made you fall (indiscernible) maintenance rates are already predetermined. On new deals going in rate for our standing maintenance is 17% of license. And it can go up to 18 to 20% depending upon what extra level of maintenance they want. And over the past year we have been bringing up — actually over the last two years we have been bringing up our maintenance rates.

Heather Bellini — UBS — Analyst
Okay, so it can go as high to 18 to 20%?

Ken Goldman — Siebel Systems, Inc. — SVP & CFO
Yes, with gold and so forth, yes.

Heather Bellini — UBS — Analyst
Thanks, Ken. It has been nice working with you. Take care.

Operator
(OPERATOR INSTRUCTIONS) Steve Koenig, Jefferies & Co.

Steve Koenig — Jefferies & Co. — Analyst
Wondering about Oracle in terms of they have talked about anchoring their CRM product and sales efforts with Siebel products and sales organization. And this is probably a question for George. Is there any color you can provide us in how analytics and OnDemand plays into that? Has Oracle talked about folding it into their CRM organization, middleware or the OnDemand? How does that play into Oracle’s strategy? Are there any thoughts you can provide us on that?

George Shaheen — Siebel Systems, Inc. — CEO
Steve, I think I would be remiss if I were to comment too much on what Oracle is likely to do with some of this. I really think that you all should get that from them because I think you will get it much more accurately than me weaving together things I may have heard, heard third-hand or would surmise. The only thing I could tell you clearly, because I’ve been told, is that going forward the future of their CRM offerings will be on the back primarily of Siebel technology. I know that they value the analytics business. My guess is — I shouldn’t say my guess is — the potential for analytics is more than just CRM analytics. I think there is a broader platform that will be available to them. You should inquire to them how they see that.
And I think in terms of the OnDemand business I think they are clearly excited about what we have in the OnDemand space and what they offer as it relates to posted processing. So I think there are a lot of natural synergies that they are gearing up to take advantage of. The specifics of that strategy I would urge you to probe with them because I think they would give it to you, and will give it to you much more accurately than I could. And I think that is the fair way to get it.

Steve Koenig — Jefferies & Co. — Analyst
Thanks a lot, that’s fair and I appreciate your color on the matter. Thanks, and good luck to you.

Operator
Michael Mankowski, Tier 1 Research.

Michael Mankowski — Tier 1 Research — Analyst
George, I just want to ask a little bit about the competitive environment. You sort of provided some color on that already, but you know, the incremental growth or the growth in the business has been outstanding in the last two quarters. Are these mainly kind of greenfield where clients are looking to engage in and upgrade their CRM systems or analytics, or are they competitive takeaways where you’re going in and winning deals against the competitors in the landscape?

George Shaheen — Siebel Systems, Inc. — CEO
I think it is both. Let me give you my view of this customer facing space. I believe that the period of time we are in today a lot of spend, a lot of IT spend is going to be spent in addressing customer facing solutions for global companies. Everybody has spent a lot of money in the decade of the ‘90s and the early part of this decade getting the back office cost controls and processing efficiencies in place. That is all well and good. I think those investments have been made. They will be continued to be made, but I think the real investment is going to be in the front office, primarily dealing with the customer. I view that the space that Siebel was in was a lot broader than CRM. And to my mind CRM is but a subsection, subsegment of a much broader segment that has to do with the customer. And I believe that the IT spend going forward in the front office will be all about addressing something that I would call a global customer, of which CRM, CRM analytics and some of the traditional things we talked about play into.
Anybody who steps up and addresses not just CRM but the needs, the requirements, how one has an economic revenue stream of the back of the global customer I think will come out way ahead. In other words, this is going to be — this looked like it was going to be a very robust market going forward. And most of the IT spend going forward is going to be spent in this arena.
Now there will be choices in my opinion where that spend is done in order to capture whatever position an enterprise needs with their global customer, competitively. You know the offerings that we have. You know that other enterprise software companies are investing heavily in this space to catch up. I do not think their investments will abate. You just saw one of the major enterprise technology companies acquire this asset to gain a market advantage, to move ahead of the pack. We see new technologies out there using software as a service on the Web. Those investments are going on, and I think it is, in my opinion, it is too early to tell who is going to win. That game will be played out on the playing field as we speak. And it will be who executes the best with the right offering.
I believe that we are going to see the hosted business grow, the OnDemand business grow. I think that is clear. I do not, but I do believe for the OnDemand business to grow I think it will have to be more than just a SMB play. I think it’s going to have to be a play that takes into account the needs of the enterprise. And I think the person who solves that requirement in the posted processing space has a big opportunity. There will continue to be customers who will push very hard for Oracle let’s say to continue to invest in the CRM platform that they bought and who will look very interestingly on its migration into what they have described as their fusion platform. And I think there will be a certain number of customers who will be very interested in that and will take advantage of it as soon as they can. So there is going to be a myriad of flavors and opportunities out there for customers to choose. The Holy Grail AND all of this in my opinion is what will be enterprises do, where will they come out on all this and I have my own view. Right now I don’t think it is fair for me to share it but that has always been the Holy Grail. I think it will continue to be the Holy Grail. And I know with this technology in the hands of a company like Oracle they will have a lot of options to pick their strategy, execute and win if they do it right. And I wouldn’t necessarily bet against them. But time will tell.

Michael Mankowski — Tier 1 Research — Analyst
One quick follow-up if I may, for your OnDemand business, is there a skew towards large enterprise or small/medium? Do you have any kind of breakdown or approximation of how the business splits out?

George Shaheen — Siebel Systems, Inc. — CEO
Well, yes, I don’t have that at my fingertips. We watch that. We’ve done some recent work lately at looking at that OnDemand marketplace. And to be quite frank we learned some things better late than never, I guess. We’ve learned some things — that we look at that market differently today than we did six weeks ago even. So we will be sharing that with Oracle. And I think it is premature for me to get into it here. But I think Bruce Cleveland of our shop has done some market look sees at that. We are coming to different conclusions. We’re coming to some new conclusions and some fresh conclusions in that regard. There is no question that is a particularly interesting space to watch. I don’t think anybody has got it figured out yet. I think what we see today is some effective plays in the small/medium category. But I don’t think we believe that that is the final — that that is really the end game in that space. It is really where are the — what do the enterprises want.

Terry Lee — Siebel Systems, Inc. — IR
We have time for one more question, operator.

Operator
Jason Maynard, Credit Suisse First Boston.

Jason Maynard - CSFB — Analyst
Most of my questions have been actually already answered, but maybe one quick final on the growth you had in customer data integration looked pretty impressive and maybe you can give sharing insights or takeaways that you had from that product line performance this quarter. Thank you.

George Shaheen — Siebel Systems, Inc. — CEO
Really we, too, were very encouraged by our CDI product in this quarter and how well it did. We are not far enough along in our analysis to draw any conclusions from what that means from an aggregate marketing point of view, sales point of view now and into the future. But it shows strength. We have a lot of interest in that product. And I guess I would tell you speaking for myself it caught me a little bit by surprise, but as I think about it, it shouldn’t have. But it did. Shame on me.

Jason Maynard — CSFB — Analyst
All right. Thank you very much.

George Shaheen — Siebel Systems, Inc. — CEO
And once again, thank you all for the eight or nine months I’ve been on board, I can’t tell you I’ve always enjoyed sitting here dialing in to tell you what it is we had to tell you. But I have to tell you the last two quarters were fun for me because I think we showed all of you, we hope we showed all of you that we made some progress with this company with these assets. And we feel good about it. And I appreciate your interest, your fairness, and I just wish you all the best whether our paths ever cross again I’m not sure. But I hope you have found myself and our management team open and participatory and frank with you. And to the extent we were that is what we should be doing; to the extent we didn’t, I apologize. But we will get that fixed as well. Thank you all, and a very happy 2006 to all of you. Thank you.

Operator
Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation, and please disconnect your lines. Have a good day.
###
The transaction is subject to regulatory and other approvals. In the E.U., this transaction will be subject to regulatory clearances and approvals and be conducted in accordance with the information and consultation requirements of applicable E.U. directives and their implementation in the individual member states.
Important Information
This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel Systems. In connection with the proposed transaction, a registration statement on Form S-4 was filed by Ozark Holding Inc., a wholly-owned subsidiary of Oracle, with the SEC on December 29, 2005 (Registration No. 333-129139), containing a preliminary proxy statement/prospectus and other documents filed by Oracle and Siebel Systems. STOCKHOLDERS OF SIEBEL SYSTEMS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. ANY OFFER OF SECURITIES WILL ONLY BE MADE PURSUANT TO A DEFINITIVE PROXY STATEMENT/PROSPECTUS. The final proxy statement/prospectus will be mailed to stockholders of Siebel Systems. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood City, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.
Oracle, Siebel Systems and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel Systems’ directors and executive officers is available in Siebel Systems’ proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
Cautionary Statement Regarding Forward-Looking Statements
This document contains certain forward-looking statements about Oracle and Siebel Systems. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to Oracle and Siebel Systems, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Oracle and Siebel Systems, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle or Siebel Systems could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Siebel Systems.